Filed by Colonnade Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp. II

Commission File No.: 001-40184

This filing relates to the proposed merger (the “Business Combination”) involving Colonnade Acquisition Corp. II (“CLAA”) with Plastiq Inc. (“Plastiq”), pursuant to the terms of that certain Agreement and Plan of Merger among CLAA, Plastiq, and Pasadena Merger Sub Inc., dated as of August 3, 2022.

The following article was published by PYMNTS.com on August 18, 2022.

Plastiq CEO: Capital From SPAC Deal Offers ‘Prudent’ Strategic Advantage

Not all that long ago, capital was a commodity, Eliot Buchanan, CEO of B2B payments platform Plastiq, told Karen Webster.

The credit spigots were open. Interest rates were cheap, and many small- to medium-sized businesses (SMBs) could get buy on a mix of their owners’ personal credit cards. Commercial payments may have been a bit of laggard in payments modernization — and then suddenly, the pandemic stymied supply chains, roiled financial services and led many companies into a cash crunch.

The world is changing for B2B payments — and for the companies that seek to change the way SMBs access the cash they need not just to survive but thrive.

Buchanan said all too often, in the drive toward modernization, SMBs embrace what he termed a “moment in time” solution that may give them unique insight into bits and pieces of their operations. Rarely do those static solutions give them the holistic view of their cash positions, fund flows and overall financial health.

The platform model from companies (including Plastiq) can offer a data-rich, real-time path toward more efficient operations, tied in part to more efficient cash flow that’s rendered on demand.

The help is urgently needed, he said, because SMB owners may be overlooking some of the most basic tenets of financial health. Suppliers want to be paid sooner, and buyers want to be paid with terms (and hold onto their cash a bit longer).

Right now, the biggest challenge facing SMBs is automation, a critical factor in an age where labor markets are tight, and where many firms cannot find the (human) help they need to address various pain points and improve cash flow.

At a high level, Plastiq is at the crossroads between payer and supplier, and the company offers SMBs a choice in how to make payments. It also provides automation efficiency with payables and receivables and unlocks cash flow from business credit cards and instant, short-term financing. Many smaller firms think they are using a flexible solution when paying their vendors; they don’t realize they can accept payments across platforms regardless of how their buyers want to pay.

A common thread has run through the company’s past, present and future launches: SMBs need a flexible way to pay their vendors, using existing credit. There’s no real need to encourage SMBs to take on new credit sources when there is plenty of opportunity to extend funding/credit to them in a form that they already understand.

In a nutshell, most of these SMB owners, especially those in the United States, already have several credit cards in their wallets (digital and real-world ones) and have been using those cards for decades (as consumers).

Buchanan noted that the platform offers SMBs the flexibility for payments to be made to suppliers without having to wait for 60, 90 or even more days to elapse. The platform offers a simplified, single way for buyers to pay (they may have a favored card that they’d like to use for all their purchases) and provides optionality for the enterprise/receiver that is collecting money.

With Plastiq, he told Webster, the SMB can use the existing cards they already have at their disposal to fund their largest suppliers and vendors who typically might not accept those cards. In doing so, he said, the SMB has access to short-term working capital, without having to take out bank loans or tap new credit sources, which may be hard to get.

The SPAC Deal

The conversation came against a backdrop in which Plastiq said earlier this month that it would go public via a merger with Colonnade Acquisition Corp. II, a special purpose acquisition company (SPAC). Plastiq will have an implied estimated enterprise value of $480 million and will use the proceeds from the transaction to grow its business and expand its product suite.

Buchanan said the merger with the SPAC exists primarily as a funding mechanism for innovation, a way that is different from as recently as a year ago when “everyone could raise money — whether private or public, it didn’t matter.”

The SPAC deal, he said, is one that promotes a successful and significant capital advantage, which in turn is a “prudent” strategic advantage. There’s a stamp of approval that comes with making the transition to the public markets, that Buchanan said will help Plastiq attract talent, go to market with new offerings and forge new partnerships — and even use stock as currency for acquisitions.

The Network Effect and the Gateway

As to the network effect, Buchanan said suppliers like to promote the fact that they can accommodate the payment options that their client firms have been requesting.

The platform exists as a “gateway product,” in Buchanan’s words, that opens the door to other, ancillary offerings that can solve a variety of pain points and let SMB owners focus on the minutiae of running their firms on a day-to-day basis. Plastiq, then, has the strategic ambition to keep evolving from a payables solution to an operating network for SMBs.

“Capital is indeed an advantage, especially when other firms don’t have it,” Buchanan said.

The following is a transcript of a video interview of Eliot Buchanan, Chief Executive Officer of Plastiq, by Karen Webster of PYMNTS TV, published on August 18, 2022.

00;05;12;23 - 00;05;17;11

Karen Webster: Hey, Eliot. Nice to see you. Congratulations on the big news.

00;05;17;28 - 00;05;27;13

Eliot Buchanan: Yeah. Thank you. Just, you know, it's exciting, although just another milestone in the journey, right? Certainly. Just– just the beginning. Although it's exciting for the team.

00;05;27;20 - 00;05;31;16

Karen Webster: Another day in the life of Eliot of Plastiq. Hardly.

00;05;32;03 - 00;05;44;23

Eliot Buchanan: Yes, another– another– another day for any entrepreneur, for sure. And I get a lot of text messages congratulating all of us. I sort of have to remind people, like, it's– it's a means to an end, right? It's an exciting time, but, you know, a lot’s left.

00;05;45;19 - 00;06;05;17

Karen Webster: So why did you decide now? I mean, that's the obvious question since it is– it's been a harsh environment for fintech IPOs and it's been brutal. Just ask any fintech that's IPOed in the last couple of years. So– so why did you decide now and why this particular route?

00;06;05;29 - 00;07;24;17

Eliot Buchanan: Yeah, sure. So I mean, at a high level, again, I think as I have to remind, you know, other folks as well, right. It's really a means to an end, right? It's an exciting milestone. It feels good. However, when I say a means to an end, it's primarily, I think there's two components for us. But primarily it's a funding mechanism and by the funding event and in this market, rewind the clock 12 months ago, capital was a commodity. It was– it was cheap. Everyone could raise money whether private, public didn't matter and so capital was actually not, I'd argue, a competitive advantage. In this market, capital is a competitive advantage. And this felt like an instrument that would allow, you know, a successful and significant capital advantage. That was one.

And the second is, you know, for us there is, I guess you could argue especially it's true in all industries, but I'd argue more so, at least in my experience, Karen, in financial services, confidence and trust are, you know, security, et cetera, are more critical than ever before. And therefore, they're sort of– there's a stamp of approval that comes with, oh, you are now a public entity. They have rigor that we believe will help everything from talent to go to market to partnerships, et cetera. Those are the two main reasons.

00;07;24;29 - 00;07;34;12

Karen Webster: And, as you made the point, raising capital, which will help you with acquisitions and things– and things like that that help you scale the business.

00;07;34;24 - 00;07;55;09

Eliot Buchanan: Yes, exactly. Capital, again, having capital in this market is an advantage while others may not have it. And I think a lot of the smartest founders that I'm talking to are using this opportunity, this market, to be prudent. However, they're not going on defensive mode. They're actually going, you know, again, prudently, but they're playing offense, and I think that's the right strategy.

00;07;55;11 - 00;08;35;16

Karen Webster: Yep. So let's talk about the market in which you play: small business, cash flow, on demand cash flow, which is what your platform offers through a really unique way of being able to allow payments to be made to the buyers without– or to the suppliers without having to wait for 60, 90 or whatever it takes for that supplier to be paid.

Where do you see the opportunity to scale the business? Because what you actually have is a platform that has the network effects of the buyers and suppliers who all find value in the payment option that you actually provide.

00;08;36;05 - 00;09;38;07

Eliot Buchanan: Yeah, it's a good question. I think importantly when I started the company and I founded it right, it was always about enabling SMBs to basically have a more flexible way to pay and ultimately, frankly, run their business and do what they do best. And that said, this sort of payment instrument that you highlighted, which we, you know, which we've created that allows SMBs to pay those vendors using their existing credit, it's really just– I’ll call it a wedge in the door. It's really a gateway product. And the reason why I highlight that, to your question about sort of what's next or best way to scale going forward, we've always believed that, you know, by acquiring the SMB with that simple use case of, oh, he or she needs on demand cash flow, here's how we can best solve it, we could then parlay that into a variety of, call it, ancillary products and features that would help SMBs do other things that are important to their business. Anything in the daily life of an SMB that helps them succeed. So that's now what we're sort of expanding and focusing on quite a bit.

00;09;38;20 - 00;09;50;21

Karen Webster: But your business model is very different.

00;09;51;04 - 00;10;19;24

Eliot Buchanan: Yes, I think it's, exactly, for us, focusing one on, call it more buyer funded than most of the ecosystem, not all, but most being supplier funded. That's definitely unique, to your point. And the second is focusing on, as I kind of alluded to earlier, I called it existing credit, which is, our belief is, why force or, pick a different word, why you encourage an SMB to take on new credit sources when there's plenty of capital already allocated to them in a form they understand.

00;10;20;29 - 00;10;23;25

Karen Webster: And be specific for people who aren't familiar.

00;10;24;07 - 00;10;59;13

Eliot Buchanan: Sure. So, many SMBs in the United States have credit in the form of existing credit cards, the same way we as consumers do, maybe have two or three credit cards in their wallet. It's an instrument they know how to use, the same way we as consumers have used it for decades. And we understand how it works. And so with Plastiq, the SMB can use an existing credit card they already have in their wallet to fund all their largest suppliers and vendors who typically don't take that card. And in doing so, it gives the SMB that sort of short-term working capital without having to take on, say, a new loan or a new credit source.

00;10;59;26 - 00;11;14;12

Karen Webster: But it also provides optionality for the– for the supplier. And I think that's what makes– that's what makes it work. It's a particular– it's a simple, single way for the buyer to pay, but it provides optionality for the receiver to collect funds.

00;11;14;20 - 00;11;29;25

Eliot Buchanan: It does, it gives optionality for them to collect funds. It also– a lot of suppliers– one of the ways we grow– you mentioned network effects earlier, right, is lots of hires also like to promote the fact that they can tell their customer base we have this payment option you’ve been asking for.

00;11;30;02 - 00;11;51;27

Karen Webster: Yep, exactly. So I think, you know, as you think about going from just a payable solution to an operating network for small business, I mean, the flywheel, you can see, you know, spinning and scaling and that then gives you the base to add more value added services to the network.

00;11;52;10 - 00;11;59;02

Eliot Buchanan: Exactly. Not just one side like you say, in the buyer, but also giving more products and solutions to those that want to receive money as well.

00;11;59;08 - 00;12;33;06

Karen Webster: Yeah, because I think the work that we– we've done together, I mean, obviously small businesses like the ability to have one card that allows them to make all of their payments regardless of who they're paying. But many more of them think they have what you offer than actually do. What's the– what is the educational focus that you guys are thinking about doing that– that does provide the clarity and therefore helps you build the platform and the network effects that– that come from it?

00;12;33;21 - 00;13;50;18

Eliot Buchanan: Yeah, it’s a good question. And also SMBs are notoriously, as they should be, rightfully, so busy that it's hard, it's hard to even get their attention in the first place and let alone sustain it. That said, there's a lot of platforms out there, a lot of SMBs feel sometimes as though they have the solution that they actually in reality don't have. What we, and we're early days on our journey here, but what we're starting to see is there's a lot of products out there that, you know, call it, give an SMB a moment in time solution. However, there– we believe that, and there's a lot of products that will tell a SMB and give them maybe unique insight, but we actually believe that– that translating that insight into action and recommendations, where I'm going with this at a high level is sort of the data layer, and like a network effect business, when we have SMBs that are sending money, we have SMBs who are receiving money all on the same platform, you start to learn a lot about the financial health of the business and their businesses and their network. And in doing so, not only can you tell the SMB, hey, in reality, here's actually how your business is going, but the sort of holy grail, you know, nirvana state is telling the SMB, we've already moved these accounts, we’ve already learned to be better. That is where we believe there's a big differentiator if you can get it right.

00;13;51;16 - 00;14;06;23

Karen Webster: Well you're also improving the financial health of both businesses, right? Because you're allowing suppliers to be paid sooner and buyers to be paid, for buyers to enable that while they're still able to repay it with terms yes.

00;14;07;01 - 00;14;25;29

Eliot Buchanan: And not just buyer and supplier. But again, I think perhaps unique to us, is the entire ecosystem wins. So the networks are happy. The issuers are happy and you know a lot of financial services, you're disrupting an incumbent, right? But in our case, all stakeholders are sort of winning, if you will, as part of the model.

00;14;26;27 - 00;14;40;20

Karen Webster: So where do you see the small business vendor payments, which do it– which can include utilities, whatever bills they need to pay. How do you see that consolidating over the next two to three years?

00;14;41;28 - 00;15;59;11

Eliot Buchanan: Oh wow. Yeah. I mean, again, I think payments become kind of an afterthought. And therefore, we talk about this, you know, sort of automation. And I, a part of the reason why I use that word, automation is if you ask me like, oh, I often get asked, what are the biggest challenges you feel SMBs will face, whether payments or just generally?

And actually, I think it's going to be– sure there's technology and other things, but actually, to me, it's around labor and staffing, you know, in part because, yes, we see this in the tech sector, but it's not just tech related. There's a massive critical labor shortage, and I think SMBs are going to continue to struggle. You know, I ask myself, where are the– where are the staff going to come from to actually, you know, run the lifeblood of America, which is SMBs. And therefore, it's going to force SMBs to sort of think more about automation because there's not gonna be people to actually work for them in this sort of generational employment crisis that has, by the way, nothing to do with COVID. It's more of a crisis in desire to work and motivations and other things that we're seeing that, again, have nothing to do with tech sector, it’s literally my biggest concern for the SMB segment more than any other.

00;16;00;02 - 00;17;07;20

Karen Webster: Yeah, and I was just looking at the results of a study we do quarterly on just the health of what we call the Main Street businesses. So, you know, small businesses, the collection of businesses you see walking down main streets inside streets of Anytown, USA, and you know, what's remarkable, you know, first of all, the resiliency of small businesses that really do, you know, just drill in on what they have to do and do it. But automation takes on a very big dimension. It's not just automating the financial operating system of the business, but it's every aspect of the business where they can eliminate labor because they can't find it and deploy people in different ways, you know. And they're also not able to raise prices as much as they would like to because they're afraid of not being able to respond to the pain points of their– of their buyers. So they are seeing their margins squeezed. So any ability to create automation, to your point, or to accelerate cash flow, helps them enormously.

00;17;08;05 - 00;17;12;20

Eliot Buchanan: Yeah, that's our– that's our belief. And we're excited to keep that going for a while.

00;17;13;02 - 00;17;25;04

Karen Webster: Excellent. Well, Eliot, thanks for your time. Congratulations on the milestone, the means to an end. Look forward to staying in touch as you become public, report your first earnings. That's exciting.

00;17;25;13 - 00;17;28;16

Eliot Buchanan: It’ll be a– it’ll be a new and exciting experience, so lots ahead.

00;17;28;29 - 00;17;30;02

Karen Webster: Thanks, Eliott. Bye bye now.

[End of transcript]

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CLAA for their consideration. CLAA intends to file the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CLAA’s shareholders in connection with CLAA’s solicitation for proxies for the vote by CLAA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CLAA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. CLAA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with CLAA’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CLAA, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CLAA, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CLAA’s Chief Executive Officer at 1400 Centrepark Blvd. Ste. 810, West Palm Beach, FL 33401.

Participants in the Solicitation

CLAA, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CLAA’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAA’s shareholders in connection with the Business Combination will be set forth in CLAA’s proxy statement / prospectus when it is filed with the SEC. You can find more information about CLAA’s directors and executive officers in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the CLAA’s and Plastiq’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of CLAA’s and Plastiq’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CLAA and Plastiq. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of CLAA or Plastiq is not obtained; (iii) failure to realize the anticipated benefits of the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Plastiq; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Plastiq’s ability to manage future growth; (viii) changes in the market for Plastiq’s products and services; (ix) the amount of redemption requests made by CLAA’s public stockholders; (x) the ability of CLAA or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xii) and those factors discussed in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022 under the heading “Risk Factors,” and other documents of CLAA filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CLAA nor Plastiq presently know or that CLAA and Plastiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CLAA’s and Plastiq’s expectations, plans or forecasts of future events and views as of the date of this communication. CLAA and Plastiq anticipate that subsequent events and developments will cause CLAA’s and Plastiq’s assessments to change. However, while CLAA and Plastiq may elect to update these forward-looking statements at some point in the future, CLAA and Plastiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CLAA’s and Plastiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.